UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Snow Lake Resources Ltd.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

December 31, 2021*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83336J208

(1)	Names of reporting persons: Nova Minerals Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 9,600,000
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 9,600,000

(9)	Aggregate amount beneficially owned by each reporting person: 9,600,000
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 57.5%
(12)	Type of reporting person (see instructions): FI

CUSIP No. 83336J208

(1)	Names of reporting persons: Christopher Gerteisen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 9,600,000
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 9,600,000

(9)	Aggregate amount beneficially owned by each reporting person: 9,600,000
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 57.5%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of issuer:

Snow Lake Resources Ltd.

Item 1(b). Address of issuer’s principal executive offices:

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1

Canada

Item 2(a). Name of person filing:

This Schedule 13G is being filed by (i) Nova Minerals Limited, an Australian corporation limited by shares (“Nova”), and (ii) Christopher Gerteisen (together, the “Reporting Persons”).

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

Suite 602

566 St Kilda Road

Melbourne Victoria 3004

Australia

Item 2(c). Citizenship:

Nova is an Australian corporation limited by shares.

Christopher Gerteisen is a U.S. citizen.

Item 2(d). Title of Class of Securities:

Common Shares, no value per share (“Common Shares”)

Item 2(e). CUSIP No.:

83336J208

Item 3.

Not Applicable.

Item 4. Ownership

The ownership information below represents beneficial ownership of Common Shares by the Reporting Persons as of December 31, 2021, based upon 16,690,176 Common Shares of the issuer outstanding as of November 18, 2021 as disclosed in the prospectus filed by the issuer on November 22, 2021 with the Securities and Exchange Commission and includes full exercise by the underwriters of its over-allotment option as described in such prospectus.

Christopher Gerteisen is the Chief Executive Officer of Nova and has voting and investment power over the securities held by it. Mr. Gerteisen disclaims beneficial ownership of the Common Shares of the issuer held by Nova except to the extent of his pecuniary interest, if any, in such shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Nova	9,600,000	57.5%	0	9,600,000	0	9,600,000
Gerteisen	9,600,000	57.5%	0	9,600,000	0	9,600,000

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated May 26, 2022, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nova Minerals Limited

May 26, 2022	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer

May 26, 2022		/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)